May 20, 2019

Douglas Cole
Chief Executive Officer
American Battery Metals Corp
90 Tahoe Blvd. Suite 802-16
Incline Village, NV 89451

       Re: American Battery Metals Corp
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed December 31, 2018
           File No. 000-55088

Dear Mr. Cole:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Mr. Jeffrey Maller